UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

DIGITAL ALLY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25382P109
(CUSIP Number)

Judd Herberger Trust

10881 N. Scottsdale Rd., Suite 200

Scottsdale, AZ 85254-6715

(480) 945-4516
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 25382P109

1	NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

Judd Herberger Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP IRS ID #

(a)
(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	US

5	NUMBER OF SHARES	SOLE VOTING POWER	146,990*
6	BENEFICIALLY OWNED	SHARED VOTING POWER

7	BY EACH REPORTING	SOLE DISPOSITIVE POWER	146,990*
8	PERSON WITH	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON	146,990*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.7

12	TYPE OF REPORTING PERSON	OO

*See Response to Item 4 below.

Item 1.

(a)	The name of the issuer is Digital Ally, Inc.

(b)	The address of the Issuer’s Principal Executive Offices is 9705 Loiret Blvd.
Lenexa, KS 66219.

Item 2.

(a)	The name of the Reporting Person filing this statement is the Judd Herberger Trust.

(b)	The business address of the Reporting Person is 10881 N. Scottsdale Rd., Suite 200, Scottsdale, AZ 85254-6715.

(c)	The Reporting Person is a trust formed under the laws of the state of Arizona. Judd Herberger, the trustor, trustee and beneficiary, is a citizen of the United States.

(d)	The title of the class of Securities is Common Stock, par value $0.001 per share.

(e)	CUSIP Number: 25382P109

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable: This statement is filed pursuant to 240.13d-1(c)

Item 4.	Ownership

The Reporting Person beneficially owns 106,990 shares of Common Stock of Digital Ally, Inc. (the “Issuer”) as a result of open market purchases and exercise of warrants. In September 2014, the Reporting exercised warrants to purchase 56,250 shares of Common Stock at a price of $4.00 per share on a cashless basis and netted 46,903 shares of Common Stock. The Reporting Person holds warrants exercisable to purchase 40,000 shares of Common Stock at a price of $8.50 per share through December 3, 2018. If the Reporting Person exercised such warrants in full, it would own an additional 40,000 shares of Common Stock.

(a)	The Reporting Person beneficially owns 146,990 shares.

(b)	The shares beneficially owned represent 4.7% of the Common Stock.

(c)	The Reporting Person has:

	(i)	The sole power to vote 146,990 shares.

	(ii)	Shared power to vote 0 shares.

	(iii)	The sole power to dispose of 146,990 shares.

	(iv)	Shared power to dispose of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015	By:	Judd Herberger Trust, dtd 4/12/99, as amended

By:	/s/ Judd Herberger
Judd Herberger, Trustee